UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 09 May 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	9 May 2014

ALLIED IRISH BANKS, P.L.C. ANNOUNCES DATE FOR INTERIM MANAGEMENT STATEMENT

Allied Irish Banks, p.l.c. ("AIB") will announce its Q1 2014 Interim Management Statement on Monday 12 May 2014.

-ENDS-

For further information, please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1- 7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	email: niamh.n.hennessy@aib.ie

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 09 May 2014

By: ___________________

                                                                                                                                             Myles O'Grady
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.